Exhibit 99.(d)(5)

EXECUTION VERSION

LIMITED GUARANTEE

This LIMITED GUARANTEE (this “Limited Guarantee”), dated as of August 4, 2021, is made by Aspex Master Fund (each a “Guarantor,” and collectively, the “Guarantors”) in favor of New Frontier Health Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Guaranteed Party”). Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement, except as otherwise provided herein.

1.            Limited Guarantee.

(a)            To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) among Unicorn II Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“HoldCo”), Unicorn II Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo (“Parent”), Unicorn II Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party (the “Merger”), the Guarantors, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantee to the Guaranteed Party, as a primary obligor and not merely as a surety, subject to the terms and conditions hereof, but only up to the Maximum Amount (as defined below), the due and punctual payment, performance and discharge of 3.18% (the “Guaranteed Percentage”) of HoldCo’s obligation (i) to pay the Guaranteed Party the HoldCo Termination Fee if and when due pursuant to Section 9.3(b) of the Merger Agreement, (ii) to pay any amounts if and when due pursuant to Section 9.3(d) of the Merger Agreement, and (iii) to pay any amounts if and as required pursuant to Section 7.5(g) of the Merger Agreement (the obligations contemplated by the immediately preceding clauses (i), (ii) and (iii) collectively, without regard to the Guaranteed Percentage, the “Guaranteed Obligations”); provided that (x) the maximum aggregate liability of the Guarantors hereunder shall not exceed US$2,046,497 less the Guaranteed Percentage of any amount actually paid by or on behalf of HoldCo to the Guaranteed Party in respect of the Guaranteed Obligations (the “Maximum Amount”), (y) the liabilities of each Guarantor hereunder shall be several, and not joint and several, based on its pro rata percentage as set forth opposite each Guarantor’s name in Schedule A hereto (each, a “Pro Rata Percentage” of the relevant Guarantor) (subject to adjustment by the Guarantors from time to time, provided that such adjustment shall be accompanied by the assignment of the corresponding portions of the rights and obligations hereunder pursuant to Section 11 in relation to the adjusted liabilities of the Guarantors and shall be notified to the Guaranteed Party substantially concurrently with (and in any event within 24 hours of) the adjustment; provided further that in any event the total Pro Rata Percentage of the Guarantors (including any permitted assigns) shall always equal 100%); and (z) the maximum aggregate liability of each Guarantor hereunder with respect to the Guaranteed Percentage of the Guaranteed Obligations shall not exceed such Guarantor’s Pro Rata Percentage of the Maximum Amount (each, a “Pro Rata Percentage Maximum Amount”), and the Guaranteed Party hereby agrees that (A) the Guarantors shall in no event be required to pay more than the Maximum Amount and no Guarantor shall in any event be required to pay more than its Pro Rata Percentage Maximum Amount under or in respect of this Limited Guarantee and (B) no Guarantor shall have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party Group (as defined below)) relating to, arising out of or in connection with this Limited Guarantee, the Merger Agreement or the letter agreement dated on or around date hereof between the Guarantors and HoldCo, pursuant to which the Guarantors have agreed to make a certain equity contribution to HoldCo (the “Equity Commitment Letter”), other than as expressly set forth herein or in the Equity Commitment Letter. This Limited Guarantee may be enforced for the payment of money only. The Guaranteed Party, by execution of this Limited Guarantee, further acknowledges that, in the event that HoldCo has any unsatisfied Guaranteed Obligations, payment of the Pro Rata Percentage of the Guaranteed Percentage of the Guaranteed Obligations in accordance with and subject to the terms and conditions hereof (including the applicable Pro Rata Percentage Maximum Amount) by any Guarantor (or by any other person on behalf of such Guarantor) shall constitute satisfaction in full of such Guarantor’s obligations with respect thereto. All payments hereunder shall be made in United States dollars in immediately available funds. Concurrently with the delivery of this Limited Guarantee, each of Unicorn Holding Partners LP, Yunqi China Special Investment A, WSCP VIII EMP Onshore Investments L.P., WSCP VIII EMP Offshore Investments L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII - Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd., West Street Private Markets 2021, L.P., Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II (Cayman), L.P., Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., WP China-Southeast Asia II Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II Partners, L.P., Proprium Real Estate Special Situations Fund, LP, Yi Fang Da Sirius Inv. Limited, Gaorong Partners Fund V, L.P., Gaorong Partners Fund V-A, L.P., Pleiad Asia Master Fund, Pleiad Asia Equity Master Fund and Newquest Asia Fund IV (Singapore) Pte. Ltd. (collectively, the “Other Guarantors,” and each, an “Other Guarantor”) is also entering into a limited guarantee substantially identical to this Limited Guarantee (collectively, the “Other Guarantees,” and each, an “Other Guarantee”) with the Guaranteed Party. The Guaranteed Party represents to the Guarantors that, other than this Limited Guarantee, the Other Guarantees and the Equity Commitment Letters (as defined below), and except as has been furnished to the Guarantors prior to the date hereof, there has been and will be no agreement, understanding or other arrangement (whether written or oral) entered into by the Guaranteed Party with any Other Guarantor in respect of the subject matters of this Limited Guarantee or the Other Guarantees. This Limited Guarantee shall become effective upon the substantially simultaneous signing of this Limited Guarantee and the Other Guarantees.

(b)            All payments made by the Guarantors hereunder shall be free and clear of any deduction, offset, defense, claim or counterclaim of any kind. If HoldCo fails to pay or cause to be paid any or all of the Guaranteed Obligations as and when due pursuant to Section 9.3(b), 9.3(d), or 7.5(g) of the Merger Agreement, as applicable, and subject to the other relevant terms and limitations of the Merger Agreement, then each Guarantor shall immediately pay to the Guaranteed Party such Guarantor’s Pro Rata Percentage of the Guaranteed Percentage of such Guaranteed Obligations (subject to the Maximum Amount and the Pro Rata Percentage Maximum Amounts), and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as HoldCo remains in breach of such Guaranteed Obligation, take any and all actions available hereunder or under applicable Law to collect such Guaranteed Obligations from the Guarantors, subject to the Maximum Amount and the Pro Rata Percentage Maximum Amounts.

(c)            The Guarantors hereby agree to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder, if (i) any Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) any Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that such Guarantor is required to make such payment hereunder.

2.            Nature of Guarantee.

(a)            This Limited Guarantee is an unconditional and continuing guarantee of payment, not of collection, and a separate action or actions may be brought and prosecuted against the Guarantors to enforce this Limited Guarantee, irrespective of whether any action is brought against HoldCo, Parent, Merger Sub or any other Person or whether HoldCo, Parent, Merger Sub or any other Person is joined in any such action or actions. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantors under this Limited Guarantee, on the one hand, and the obligations of each Other Guarantor under the applicable Other Guarantee, on the other hand, shall be several and not joint.

(b)            The liability of the Guarantors under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional, irrespective of:

(i)            any change in the corporate existence, structure or ownership of HoldCo, Parent or Merger Sub, or any other Person interested in the Transactions;

(ii)            any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting HoldCo, Parent, Merger Sub or any other Person now or hereafter interested in the Transactions or any of their respective assets;

(iii)            any waiver, amendment, modification of, or other consent to or departure from the Merger Agreement or any other agreement or instrument evidencing, securing or otherwise executed by HoldCo, Parent, Merger Sub, any Other Guarantor or any other Person interested in the Transactions in connection with any of the Guaranteed Obligations, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof, in each case to the extent that any of the foregoing does not have the effect of increasing the Maximum Amount;

(iv)            the existence of any claim, set-off or other right that the Guarantors may have at any time against HoldCo, Parent, Merger Sub, the Guaranteed Party or any other Person, whether in connection with any Guaranteed Obligation or otherwise, other than in each case (A) any claim or set-off against or defense to the payment of the Guaranteed Obligations that are available to HoldCo, Parent or Merger Sub under the Merger Agreement, (B) with respect to this Limited Guarantee, a breach by the Guaranteed Party of this Limited Guarantee or (C) in respect of fraud or willful misconduct of the Guaranteed Party or any of its Affiliates in connection with the Merger Agreement or the Transactions;

(v)            the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against HoldCo, Parent, Merger Sub, any Other Guarantor or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation;

(vi)            the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations;

(vii)            any other act or omission that may in any manner or to any extent vary the risk of the Guarantors or otherwise operate as a discharge of the Guarantors as a matter of law or equity (other than as a result of payment of the Guaranteed Obligations in accordance with their terms), other than in each case with respect to (A) any claim or set-off against or defense to the payment of the Guaranteed Obligations that are available to HoldCo, Parent or Merger Sub under the Merger Agreement, (B) with respect to this Limited Guarantee, a breach by the Guaranteed Party of this Limited Guarantee or (C) in respect of fraud or willful misconduct of the Guaranteed Party or any of its Affiliates in connection with the Merger Agreement or the Transactions; or

(viii)            the value, genuineness, validity, illegality or enforceability of the Merger Agreement, any Other Guarantee, the Equity Commitment Letter, the equity commitment letters entered into between the investors other than the Guarantors (collectively, the “Other Investors”) and HoldCo dated on or around the date hereof (collectively, the “Other Equity Commitment Letters” and together with the Equity Commitment Letter, collectively, the “Equity Commitment Letters”), or any other agreement or instrument referred to herein or therein, other than in each case with respect to (A) any claim or set-off against or defense to the payment of the Guaranteed Obligations that are available to HoldCo, Parent or Merger Sub under the Merger Agreement, (B) with respect to this Limited Guarantee, a breach by the Guaranteed Party of this Limited Guarantee or (C) in respect of fraud or willful misconduct of the Guaranteed Party or any of its Affiliates in connection with the Merger Agreement or the Transactions.

(c)            The Guarantors hereby waive any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of the Guarantors hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between HoldCo and/or the Guarantors, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. When pursuing any of its rights and remedies hereunder against the Guarantors, the Guaranteed Party shall be under no obligation to pursue (or elect among) such rights and remedies it may have against HoldCo, Parent, Merger Sub, any Other Guarantor or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue (or elect among) such other rights or remedies or to collect any payments from HoldCo or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of HoldCo or any such other Person or any right of offset, shall not relieve the Guarantors of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party.

(d)            To the fullest extent permitted by Law, the Guarantors irrevocably waive promptness, diligence, grace, acceptance hereof, presentment, demand, notice of non-performance, default, dishonor and protest and any other notice, in each case, to the extent not provided for herein (except for notices to be provided to HoldCo pursuant to the terms of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of any Person interested in Transactions, and all suretyship defenses generally (other than defenses to the payment of the Guaranteed Obligations (i) that are available to Parent or Merger Sub under the Merger Agreement, (ii) in respect of a breach by the Guaranteed Party of this Limited Guarantee or (iii) in respect of fraud or willful misconduct of the Guaranteed Party or any of its Affiliates in connection with the Merger Agreement or this Limited Guarantee).

(e)            The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that HoldCo, Parent, Merger Sub or any Other Guarantor becomes subject to a bankruptcy, insolvency, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to HoldCo, Parent, Merger Sub, the Guarantors, any Other Guarantor or any other Person for any reason whatsoever (other than any rescissions or returned payments due to or as a result of fraud or willful misconduct of the Guaranteed Party or any of its Affiliates), the Guarantors shall remain liable hereunder in accordance with the terms hereof with respect to such Guaranteed Obligation as if such payment had not been made, so long as this Limited Guarantee has not been terminated in accordance with its terms.

(f)            Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that: (i) the Guarantors shall have all defenses to the payment of their obligations under this Limited Guarantee that would be available to HoldCo, Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations as well as any defenses in respect of fraud or willful misconduct of any member of the Guaranteed Party Group or any breach by the Guaranteed Party of any term hereof, and (ii) the Guarantors may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantors under this Limited Guarantee, any claim, set-off, deduction, defense or release that HoldCo, Parent or Merger Sub would be entitled to assert against the Guaranteed Party under the terms of, or with respect to, the Merger Agreement that would relieve each of HoldCo, Parent and Merger Sub of its obligations under the Merger Agreement with respect to the Guaranteed Obligations.

3.            Sole Remedy; No Recourse. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith and notwithstanding any equitable, common law or statutory right or claim that may be available to the Guaranteed Party Group, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges, on behalf of it and the Guaranteed Party Group, that no Person other than the Guarantors (or any successors and permitted assignees thereof) has any obligations hereunder and that, notwithstanding that any Guarantor or any of its respective successors or permitted assigns may be a partnership, limited liability company or corporation, except for the Retained Claims (as defined below), the Guaranteed Party has no right of recovery under this Limited Guarantee or, in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or liabilities or their creation, against, and no recourse shall be had against and no personal liability shall attach to, the former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, management companies, portfolio companies, incorporators, controlling persons, directors, officers, employees, agents, advisors, attorneys, representatives, members, managers, general or limited partners, stockholders, shareholders, successors, assignees or Affiliates (other than any permitted assignee under Section 11) of any of the Guarantors, HoldCo, Parent, Merger Sub or the Other Guarantors, or any former, current or future direct or indirect holder of any equity, general or limited partnership or limited liability company interest, controlling person, management company, portfolio company, incorporator, director, officer, employee, attorney, general or limited partner, stockholder, shareholder, member, manager, Affiliate (other than any permitted assignee under Section 11), agent, advisor, or representative, successors or assignees of any of the foregoing (each a “Non-Recourse Party”), through HoldCo, Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of HoldCo, Parent or Merger Sub against any Non-Recourse Party (including for any claim and action to compel HoldCo to enforce the Equity Commitment Letter), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for Retained Claims (as defined below); provided, however, that notwithstanding anything to the contrary in this Agreement, in the event any Guarantor (A) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of such Guarantor’s remaining net assets plus unfunded capital commitments which it is entitled to call is less than the Pro Rata Percentage Maximum Amount as of the time of such transfer, then, and in each such case, the Guaranteed Party may seek recourse, whether by the enforcement of any judgment or assessment, by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable Law, against such continuing or surviving entity or such Person, as the case may be, but only if the Guarantor fails to satisfy its payment obligations hereunder and only to the extent of the liability of the Guarantor hereunder. The Guaranteed Party further covenants, agrees and acknowledges that the only rights of recovery and claims against any Guarantor or any Non-Recourse Party that the Guaranteed Party, any of its Affiliates, any of the direct or indirect shareholder of the Guaranteed Party or any of its Subsidiaries, or any of the Affiliates, direct or indirect, former, current or future equity holders, management companies, portfolio companies, incorporators, controlling persons, directors, officers, employees, members, managers, general or limited partners, stockholders, shareholders, representatives, advisors, attorneys, agents, successors or assignees of the foregoing (collectively, the “Guaranteed Party Group”) has in respect of the Merger Agreement, this Limited Guarantee, the Equity Commitment Letters, the Support Agreement, the Other Guarantees, any other agreement or instrument delivered pursuant to the aforesaid transaction documents (the “Transaction Documents”) or any of the transactions contemplated hereby or thereby, or in respect of any written or oral representations made or alleged to have been made in connection herewith or therewith, whether at law, in equity, in contract, in tort or otherwise, are its rights (including through exercise of third party beneficiary rights) to recover from, and assert claims against, (a) HoldCo, Parent and Merger Sub and their respective successors and assigns under and to the extent expressly provided in the Merger Agreement, (b) the Guarantors (but not any Non-Recourse Party) and their respective successors and assigns under and to the extent expressly provided in this Limited Guarantee and the Other Guarantors and their respective successors and assigns pursuant to the Other Guarantees (in each case, subject to the Maximum Amount set forth in this Limited Guarantee or the applicable Other Guarantees to the extent applicable and, with respect to each Guarantor, its Pro Rata Percentage Maximum Amount set forth herein, and the other limitations described herein or therein), and (c) the Guarantors and their respective successors and assigns under and to the extent provided in the Equity Commitment Letter and the Other Investors and their respective successors and assigns under and to the extent provided in the applicable Other Equity Commitment Letters, in each case pursuant to and in accordance with the terms thereof (claims described under (a) through (c) collectively, the “Retained Claims”). The Guaranteed Party acknowledges and agrees that HoldCo, Parent and Merger Sub have no assets other than certain contract rights and cash in a de minimis amount and that no additional funds are expected to be contributed to HoldCo, Parent or Merger Sub other than as contemplated by the Equity Commitment Letter and the Other Equity Commitment Letters unless and until the Closing occurs. Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person any rights or remedies against any Person including the Guarantors, except as expressly set forth herein to the Guaranteed Party against the Guarantors. For the avoidance of doubt, none of the Guarantors, HoldCo, Parent, Merger Sub, the Other Guarantors, the Other Investors or their respective successors and assigns under the Merger Agreement, the Equity Commitment Letters, this Limited Guarantee or the Other Guarantees shall be a Non-Recourse Party.

4.            No Subrogation. No Guarantor shall exercise against HoldCo, Parent or Merger Sub any rights that arise from the existence, payment, performance, or enforcement of the Guaranteed Obligations under this Limited Guarantee (subject to the limitations described herein) (including, without limitation, rights of subrogation, reimbursement, exoneration, indemnification or contribution and any right to participate in any claim or remedy of the Guaranteed Party), whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by such Guarantor pursuant to the provisions of Section 1 hereof or with respect to any of the Guaranteed Obligations, including without limitation the right to take or receive from HoldCo, Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations (subject to the Maximum Amount and the Pro Rata Percentage Maximum Amounts) have been paid in full.

5.            Termination. This Limited Guarantee shall terminate (and the Guarantors shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations (subject to the Maximum Amount and the Pro Rata Percentage Maximum Amounts), and (c) the valid termination of the Merger Agreement in accordance with its terms under the circumstance of which HoldCo would not be obligated to pay the HoldCo Termination Fee or any other amount under Section 9.3(d) or Section 7.5(g) of the Merger Agreement pursuant to the Merger Agreement. Notwithstanding the immediately preceding sentence, the obligations of the Guarantors hereunder shall expire automatically ninety (90) days following the valid termination of the Merger Agreement in a manner giving rise to an obligation of HoldCo to pay the HoldCo Termination Fee or any other amount under Section 9.3(d) or Section 7.5(g) of the Merger Agreement (the “Fee Claim Period”), unless a claim for payment of the Guaranteed Obligations (subject to the Maximum Amount and the Pro Rata Percentage Maximum Amounts) is made in accordance with this Limited Guarantee prior to the end of the Fee Claim Period, in which case the Guarantors’ obligations hereunder shall be discharged upon the date on which such claim is finally satisfied or otherwise resolved by agreement of the parties hereto pursuant to Section 13. In the event that any member of the Guaranteed Party Group expressly asserts in any litigation or other legal proceeding relating to this Limited Guarantee (i) that the provisions hereof (including, without limitation, Section 1 hereof limiting the Guarantors’ aggregate liability to the Maximum Amount and limiting each Guarantor’s aggregate liability to its Pro Rata Percentage Maximum Amount or Section 3 hereof relating to the sole and exclusive remedies of the Guaranteed Party Group against the Guarantors or any Non-Recourse Party) are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability against the Guarantors, any Non-Recourse Party, any Other Guarantor or any Non-Recourse Party of any Other Guarantor other than any Retained Claim, then (x) the obligations of the Guarantors under this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantors have previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party and (z) none of the Guarantors, HoldCo, Parent, Merger Sub, or Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statue or otherwise) to the Guaranteed Party Group with respect to the Transaction Documents, the transactions contemplated by the Transaction Documents or otherwise.

6.            Continuing Guarantee. Unless terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations (subject to the Maximum Amount and the Pro Rata Percentage Maximum Amounts), shall be binding upon each Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns; provided that notwithstanding anything to the contrary in this Limited Guarantee, the provisions of this Limited Guarantee that are for the benefit of any Non-Recourse Party (including the provisions of Sections 3, 5 and 16) shall indefinitely survive any termination of this Limited Guarantee for the benefit of the Guarantors and any such Non-Recourse Party. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7.            Entire Agreement. This Limited Guarantee, the Other Guarantees, the Merger Agreement (including any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder), the Equity Commitment Letter, the Interim Investor Agreement and the Confidentiality Agreement (to the extent any Guarantor or any of its Affiliates is a party thereto) constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among HoldCo, Parent, Merger Sub and/or the Guarantors or any of their respective Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.

8.            Changes in Obligations; Certain Waivers. The Guarantors agree that, the Guaranteed Party may, subject to the terms hereof, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantors, extend the time of payment of the Guaranteed Obligations (subject to the Maximum Amount and the Pro Rata Percentage Maximum Amounts), and may also make any agreement with HoldCo, Parent, Merger Sub or any Other Guarantor for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of any agreement between the Guaranteed Party and HoldCo, Parent, Merger Sub, any Other Guarantor or any other Person, without in any way impairing or affecting the Guarantors’ obligations under this Limited Guarantee. Notwithstanding anything to the contrary, the Guaranteed Party shall not release any of the Other Guarantors from, or extend the time of payment of, any obligations under such Other Guarantees or amend or waive any provision of such Other Guarantees (but in any event excluding any adjustment to the Maximum Amount as applicable to such Other Guarantor pursuant to Section 1.2(b) of the Interim Investors Agreement) except to the extent the Guarantors under this Limited Guarantee is released, the payment obligation under this Limited Guarantee is extended or the provisions of the Limited Guarantee are amended or waived, in each case, on terms and conditions no less favorable than those applicable to the Other Guarantees.

9.            Acknowledgement. Each of the Guarantors acknowledges that it will receive substantial indirect benefits from the Transactions and that the waivers, covenants and agreements set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Each of the Guarantors hereby covenants and agrees that, subject to Section 2(f), they shall not institute, and shall cause its Affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

10.            Representations and Warranties. Each Guarantor hereby represents and warrants, severally and not jointly, that:

(a)            it is duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is formed and has all requisite corporate or similar power and authority to execute, deliver and perform this Limited Guarantee;

(b)            the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action on such Guarantor’s part and do not contravene any provision of such Guarantor’s organizational documents or any Law, regulation, rule, decree, order, judgment or contractual restriction binding on such Guarantor or its assets;

(c)            except as is not, individually or in the aggregate, reasonably likely to impair or delay such Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(d)            this Limited Guarantee has been duly and validly executed and delivered by such Guarantor and, assuming due execution and delivery of this Limited Guarantee and the Merger Agreement by all parties hereto and thereto, as applicable, other than the Guarantors, this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to the Enforceability Exceptions; and

(e)            such Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for such Guarantor to fulfill its obligations under this Limited Guarantee shall be available to such Guarantor or its assignee pursuant to Section 11 for so long as this Limited Guarantee shall remain in effect in accordance with Section 6.

11.            No Assignment. None of the Guarantors or the Guaranteed Party may assign or delegate its rights, interests or obligations hereunder to any other Person, in whole or in part, without the prior written consent of the Guaranteed Party (in the case of an assignment or delegation by any Guarantor) or the Guarantors (in the case of an assignment or delegation by the Guaranteed Party); except that the rights, interests or obligations of any Guarantor under this Limited Guarantee may be transferred and/or assigned, in whole or in part, by such Guarantor to any Affiliate of the Guarantors (including any other investment fund or investment vehicle sponsored, advised or managed by such Guarantor or the investment manager or an Affiliate of such Guarantor); provided, that such transfer and/or assignment shall not relieve such Guarantor of its obligations hereunder to the extent not performed by such transferee or assignee. Any attempted assignment in violation of this Section 11 shall be null and void.

12.            Notices. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in Section 10.4 of the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Guarantors:

Aspex Master Fund
c/o Aspex Management (HK) Limited
16th Floor, St. George’s Building, 2 Ice House Street, Hong Kong
Attention:
Hermes Li
E-mail: hermes@aspexmanagement.com
COO and Legal Counsel
E-mail: legal@aspexmanagement.com

If to the Guaranteed Party, as provided in the Merger Agreement.

13.            Governing Law; Dispute Resolution.

(a)            This Limited Guarantee, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance hereof, shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York, without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction.

(b)            Any Actions arising out of or in any way relating to this Limited Guarantee shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 13 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            Notwithstanding the foregoing, the parties hereto hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 13, any party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

14.            Counterparts. This Limited Guarantee shall not be effective until it has been executed and delivered by all parties hereto. This Limited Guarantee may be executed by facsimile or electronic transmission in pdf format, and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

15.            Third-Party Beneficiaries. This Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; provided, that the Non-Recourse Parties shall be third party beneficiaries of the provisions hereof that are expressly for their benefit.

16.            Confidentiality. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document (except for the Merger Agreement and any agreement or document referred to therein), except with the written consent of the Guarantors and the Guaranteed Party; provided that the parties may disclose the existence and content of this Limited Guarantee to the extent required by Law (or pursuant to a regulatory request), the applicable rules of any national securities exchange, in connection with any SEC filings relating to the Merger and in connection with any litigation relating to the Merger, the Merger Agreement or the Transactions as permitted by or provided in the Merger Agreement and the Guarantors may disclose it to any Non-Recourse Party or any of its Representatives that needs to know of the existence of this Limited Guarantee and is subject to the confidentiality obligations set forth herein.

17.            Miscellaneous.

(a)            No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing. No failure on the part of either party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by either party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Subject to Section 5, no waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Except as otherwise set forth therein, each and every right, remedy and power hereby granted to either party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by such party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guarantors or any Non-Recourse Party in connection with this Limited Guarantee except as expressly set forth herein by the Guarantors. The Guarantors and their Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guaranteed Party in connection with this Limited Guarantee except as expressly set forth herein by the Guaranteed Party.

(b)            Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced in violation of the limitation of the amount payable by the Guarantors hereunder to the Maximum Amount or by each Guarantor to its Pro Rata Percentage Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof. Each party hereto covenants and agrees that it shall not assert, and shall cause its respective Affiliates and Representatives not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable in accordance with its terms.

(c)            The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d)            All parties hereto acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

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IN WITNESS WHEREOF, each of the Guarantors has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

ASPEX MASTER FUND

By:	/s/ Li, Ho Kei
Name:	Li, Ho Kei
Title:	Authorized Signatory

Project Unicorn II – Signature Page to Limited Guarantee

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

NEW FRONTIER HEALTH CORPORATION

By:	/s/ Lawrence Chia
Name:	Lawrence Chia
Title:	Authorized Signatory

Project Unicorn II – Signature Page to Limited Guarantee

Schedule A

Project Unicorn II – Schedule A to Limited Guarantee